UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):

[   ] Form 10-K          [   ] Form 20-F          [   ] Form 11-K          [X] Form 10-Q
[   ] Form N-SAR

     For Period Ended: September 30, 2002[ ] Transition Report on Form 10-K
     [   ] Transition Report on Form 20-F
     [   ] Transition Report on Form 11-K
     [   ] Transition Report on Form 10-Q
     [   ] Transition Report on Form N-SAR
     [   ] For the Transition Report Ended:

     Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the following checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION

     Full Name of Registrant:  MISSISSIPPI CHEMICAL CORPORATION

     Former Name if Applicable:  Not Applicable

     Address of Principal Executive Office (Street and Number):

          3622 Highway 49 East
          P.O. Box 388

     City, State and Zip Code:  Yazoo City, Mississippi 39194
PART II - RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ X ]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ X ]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K of Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [   ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant today completed its amended and restated $165 million revolving credit facility, which will mature November 10, 2003. The Registrant's management has devoted substantial time and attention to the negotiations and documentation with respect to the amended and restated credit facility. As a result, the Registrant's management team has been delayed in completing the quarterly report on Form 10-Q for the quarter ended September 30, 2002.
PART IV - OTHER INFORMATION

     (1)     Name and telephone number of person to contact in regard to this notification

          William L. Smith                           (662)                               746-4131
               (Name)                               (Area Code)                  (Telephone Number)

     (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                                                                               [ X ]  Yes    [   ]  No

     (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion hereof?

                                                                                                                               [ X ]  Yes    [   ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

____________________________
Mississippi Chemical Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2002                                               By:        /s/ Charles O. Dunn
                                                                                                     Name:  Charles O. Dunn
                                                                                                     Title:    Principal Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

ATTACHMENT

PART IV, QUESTION 3

The following is a synopsis of the significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the Registrant's Form 10-Q for the quarter ended September 30, 2002.

For the quarter ended September 30, 2002, the Registrant expects to report an operating loss of $11.1 million. This is a $1.5 million improvement from the $12.6 million operating loss for the quarter ended September 30, 2001.

However, the Registrant expects to report a net loss of $23.5 million for the quarter ended September 30, 2002, as compared to a net loss of $8.1 million for the quarter ended September 30, 2001. This is primarily due to the fact that the Registrant expects to report income tax expense of $6.5 million for the quarter ended September 30, 2002, as compared to an income tax benefit of $9.1 million for the quarter ended September 30, 2001. These income tax expenses reflect a non-cash, long-term, deferred income tax charge of $12.3 million arising from foreign earnings which are expected to become subject to U.S. tax as a result of the banks' requiring the amended facility to be guaranteed by our top tier foreign subsidiary, which is the indirect owner of our 50% interest in Farmland MissChem Limited.